UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

        The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the "Act") and in connection with such notice submits the following information:

Name:	Calvert Street Capital Corporation
Address of Principal Business Office:	111 South Calvert Street, Suite 1800 Baltimore, Maryland 21202
Telephone Number:	(443) 573-3700
Name and Address of Agent For Service of Process:	Andrew L. John Calvert Street Capital Corporation 111 South Calvert Street, Suite 1800 Baltimore, Maryland 21202

        The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

        Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Baltimore and the State of Maryland on the 20th day of November, 2007.

Calvert Street Capital Corporation
By:	/s/ Andrew L. John
	Name:	Andrew L. John
	Title:	President and Chief Executive Officer
Attest:	/s/ Steven A. Axel
	Name:	Steven A. Axel
	Title:	Secretary